UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Roxi Fantasy Gaming LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

New Jersey

Date of organization:

March 6, 2017

Physical address of issuer:

95 West Main Street, Suite 5-171, Chester NJ 07930

Website of issuer:

investinmajorschallenge.com

Is there a co-issuer?

☒ no

Name of intermediary through which the offering will be conducted:

Rialto Markets LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Type of security offered:

Membership Interest

Current number of employees:
1

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$ 41,652.08	$ 170,968.04
Cash & Cash Equivalents	$ 41,252.08	$ 170,968.04
Accounts Receivable	$ 400.00	$ 0
Short-term Debt	$ 0	$ 0
Long-term Debt	$ 28,070.26	$ 0
Revenues/Sales	$ 47,892.06	$ 27,090.60
Cost of Goods Sold	$ 205,302.17	$ 99,836.14
Taxes Paid	$ 0	$ 0
Net Income	$ (157,386.22)	$ (72,719.10)

April 18, 2023

Roxi Fantasy Gaming, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Roxi Fantasy Gaming LLC, known as Majors Challenge (the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at investinmajorschallenge.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 19, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C- AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

BAD ACTOR DISCLOSURE
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


/s/ Daniel Pitluk
(Signature)

Daniel Pitluk
(Name)

Chief Executive Officer
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.


/s/ Daniel Pitluk
(Signature)

Daniel Pitluk
(Name)

Chief Executive Officer
(Title)

April 26, 2023
(Date)


TABLE OF CONTENTS



EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 19, 2023

ROXI FANTASY GAMING LLC

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

ROXI FANTASY GAMING LLC (the "Company") is a New Jersey Limited Liability Company, formed on March 6, 2017.

The Company is located at 95 West Main Street, Suite 5-171, Chester NJ 07930.

The Company's website is majorschallenge.com

The information available on or through our website is not a part of this Form C-AR.

DESCRIPTION OF BUSINESS

Roxi Fantasy Gaming LLC ("Roxi Fantasy Gaming," the "Company," "we," "us," or "our"), has developed and operates a fantasy golf platform called Majors Challenge ("Majors Challenge"). Majors Challenge is an online platform for hosting fantasy golf contests. Our customers are golf clubs, social organizations, 501(c)(3) charities, golf associations, daily fantasy players and the average golf enthusiast. We also conduct free public contest for large cash prizes. In a Majors Challenge contest, a contestant competes against other players by picking a lineup of PGA golfers playing in weekly PGA TOUR tournaments. Their score is based on the combined performance of golfers on their team. The platform provides an intuitive interface for researching and selecting golfers into a roster and a real-time leaderboard that updates the golf pool side-by-side with the PGA event. Winners are declared at the conclusion of each PGA tournament. Prizes are determined by a golf pool administrator called the "Commissioner" and are handled outside of Majors Challenge. Charities operating fundraiser golf pools receive a percentage of entry fees as a donation.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have limited operating history, which makes our future performance difficult to predict.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed- upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cybersecurity threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

The Company's success depends on the experience and skill of its executive officers, its board of directors and key employees.
We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential

entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non- compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Daniel Pitluk	President/Chief Executive Officer and Managing Member of Roxi Fantasy Gaming LLC	Overseeing the development, day-to-day operations, and growth of Roxi Fantasy Gaming LLC	2017 to Present
Michael Gallagher	Director of Operations	Responsible for daily site operations and future platform integration	2020 to Present
Edmund Woronicz	Director of Business Development	Responsible for building new business relationships and expanding our customer base	2022 to Present

BIOGRAPHIES

Daniel Pitluk – Chief Executive Officer and Founder
Dan founded Majors Challenge with the purpose of solving a simple problem, his own. Running a golf pool in excel was frustrating. Years before the arrival of Daily Fantasy Sports, and even before the

iPhone, Dan started an online golf pool with simple rules and broad appeal. The idea was to replicate the excitement and engagement every year surrounding NCAA March Madness but for the PGA Majors. After a dozen years growing the golf pool he found increasing demand for the product, so he raised initial funds from existing players and formed Majors Challenge.

Dan is a lifelong entrepreneur with a background in Information Technology and software development. Prior to Majors Challenge he founded a consulting company providing master data management services to several Fortune 100 companies. Dan holds a B.S. in Computer Science from Lafayette College in Easton, Pennsylvania. At Majors Challenge Dan oversees all day-to-day operations including product architecture and design, schedules, budgets, product roadmaps, partnerships and corporate messaging. He is a self-proclaimed golf nut and proud new owner of a single-digit handicap.

Michael Gallagher – Director of Operations

Mike is a sports enthusiast with a passion for the business side of the industry. He holds a B.A. in Economics from the University of Virginia and a Master's in Sports Business from NYU. Prior to joining Majors Challenge he worked in football operations at both the collegiate level for the Virginia Cavaliers, and the professional level for MBK Sports.

Mike runs a leadership podcast ranked in the top 10% worldwide, has self-published a book on organizational culture, and is currently a CFA Level III candidate who may be in the first cohort of people to ever pass all 3 levels of the CFA exams in under a year. In January 2020 Mike joined Majors Challenge as Director of Operations.

Edmund Woronicz, Jr., PGA Professional – Director of Business Development

Edmund is a 40+ year member of the PGA of America with extensive professional, coaching and business experience in many segments of the golf industry. He's held positions including Head Golf Professional, VP of Golf Operations at Natural Golf Inc, Executive Director of Golf to End Cancer, Director of Sales for the PGA Champions Tour: Encompass Championship, Director of Business Development in the golf travel industry, Owner of Creative Golf Solutions and Managing Partner of an international import company.

Edmund is highly skilled at business development, channel building, branding, marketing, sales and sales management. Throughout his career he has demonstrated the ability to build and lead successful teams, drive sales, develop and nurture strategic relationships, and forge long term partnerships. As a result, he's helped many organizations within the golf industry and business community successfully reach and exceed their desired goals. In January 2022 Edmund joined Majors Challenge as Director of Business Development.

BUSINESS PLAN

What Makes Majors Challenge Different?

Majors Challenge was made for golf fans. Our simple rules mirror familiar concepts in golf which is why our product is enjoyed by regular golf enthusiasts. Our golf-only platform provides a non-intimidating version of fantasy golf that is easy to set up and participate in. The golfing community is a loyal base of fanatics who appreciate products dedicated to their passion. Our mission is to deliver a best-in-class experience to this demographic. Creating a golf pool on Majors Challenge is as easy as playing. A league can be set up in less than a minute. Tournaments run every week, not just for the majors. Compete against your friend's week-by-week or in a FedEx style season long contest. We are Golf Pools, Simplified.

Current Revenue Model

Majors Challenge currently generates revenue in three ways:

1. Subscription pricing is available for golf clubs or other organizations who run golf pools for their membership. These organizations are charged a yearly subscription of $500 which allows for unlimited use of the software. Subscription pricing may be increased or discounted, depending on circumstance or partnerships.
2. Someone looking to create a private golf pool who is not part of a club or organization pays a fee to operate their golf pool. The golf pool administrator is charged $1 for each roster entered during the four PGA major championships, plus the Players Championship. As an example, if someone ran a golf pool for 25 friends during the Masters and each friend entered two rosters, then the administrator is charged $50 for that tournament. Golf pools run during non-major PGA tournaments are free.
3. While there is no advertising revenue, future plans are to partner with a golf brand to sponsor the $250,000 Perfect Team Contest or other areas of the website.

Market

U.S. Golf Market

According to the National Golf Foundation about one out of every three Americans has recently played golf, watched the sport, or read about golf. There are also 14,733 public golf courses and 4,652 private golf courses in the United States alone. When you take in to account off-course facilities like TopGolf, driving ranges and indoor simulators, the market for golf enthusiasts exceeds 100 million people in the United States.

Fantasy Sports

The popularity of fantasy sports continues to grow at an explosive rate. As of 2020 the FSGA (Fantasy Sports and Gaming Association) estimates that 60,000,000 people are playing fantasy sports in the United States. While football continues to dominate the fantasy space, the average player tends to participate in multiple sports. Among the major sports golf has been the least popular, probably due to lack of awareness and creative offerings.

Golfer Demographic

The golfer demographic has been widely overlooked when it comes to fantasy sports offerings. Golfers are accustomed to a contest, often with a prize at the end. Even friendly rounds of golf are typically played for a couple bucks, or at least drinks. Golfers also tend to be in desirable socio-economic status, making the combination an excellent candidate for fantasy sports. However, the problem often is an aversion to large scale platforms with complicated rules. Majors Challenge was created to cater to this group. We offer a simple golf pool where users feel separate from hard core fantasy sports players.

User Acquisition and Growth

Majors Challenge is a golf pool platform where commissioners organize a league of friends, colleagues, co-workers or members into a golf pool. Since fees are incurred only by the commissioner and are not related to actual tournament results, we are not restricted by state-by-state fantasy sports law. Our game is legal to play in all 50 states and likely throughout the world. While users familiar with or currently participating in traditional fantasy sports will appreciate our product, our main goal is to attract users outside of that demographic. This is a market equal in size or greater than fantasy sports players. User acquisition methods include:

- Paid Google Search
- Facebook, Instagram and other social
- PGA and golf trade shows
- Strategic partnerships golf related businesses
- Co-market and partner with PGA of America regional sections
- Co-market and partner with allied golf associations in the IAGA

- Attract 501(c)(3) charitable organizations to run fundraiser golf pools
- Direct marketing to golf clubs and country clubs

Latest Metrics (as of April 2022)

The following metrics were achieved since launching for the 2019-2020 PGA season.

- 48,612 active users
- 4,683 golf pools created
- 165 private golf clubs running pro shop golf pools
- 7 charitable foundations running golf pools
- 3 allied golf associations running golf pools
- 170 free $250,000 Perfect Team contests complete (no winners)
- 166,537 rosters created spanning 7,111 contests

Additional Areas of Growth and Future Plans

As Majors Challenge attracts more users, there will be a growing interest in playing contests for real cash prizes. This would be more in line with traditional daily fantasy sports where users deposit money to play in a public contest for cash prizes. These types of fantasy contests are only legal in subset of US states and require legal compliance with existing fantasy law. In 2021 the company raised $250,000 additional capital to build out the features to support real-money play. Development started in May 2021 and is expected to launch in early 2022. These contests will create a new revenue stream that is expected to be very profitable. The company will take a 10% commission on all contest purses. As an example, if 100 people entered a contest for $10 each, then $900 would go to the prize pool and $100 would be company profit. The company is well positioned to cross sell our growing user base to play in real money contests of various sizes and prizes.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	3,375,000
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may dilute the Security.

Type	Class B Common Stock
Amount Outstanding	1,625,000
Par Value Per Share	$0.01
Voting Rights	The holders of Class B Common Stock are not entitled to vote

Anti-Dilution Rights	None
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may dilute the Security.

Previously Offered Securities

We have made the following issuances of securities within the last five years:

Security Type	Principle Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Offering
Series B Common Stock	$381,250	911,670	Working Capital	Reg. D Rule 506(b)
Series B Common Stock	$34,414.20	22,945	Working Capital	Reg CF

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Daniel Pitluk	3,375,500	67.5%

INDEBTEDNESS

The total amount of outstanding long-term debt is $25,455.74.

Related Person/Entity	Daniel Pitluk
Relationship to the Company	CEO
Total Amount of Money Involved	$30,000
Benefits or Compensation received by related person	5% interest per annum on the outstanding load amount
Benefits or compensation received by Company	Liquidity to continue business operations
Description of the transaction	Promissory note to fund operation expenses

<center>**FINANCIAL INFORMATION**</center>

Operations
Roxi Fantasy Gaming LLC, known as Majors Challenge (the "Company) operates an online fantasy golf platform used by golf clubs, golf related businesses, charitable foundations, and average golf enthusiasts. The Company was incorporated in New Jersey as a limited liability corporation on March 6, 2017, and is headquartered in Chester, NJ. The Company has filed New Jersey to conduct business under the assumed name "Majors Challenge".

Operations
The Company intends to invest in its core products and operate at a loss.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of April 20, 2023, the Company had an aggregate of $51,275 in cash, leaving the Company with approximately 12 months of runway.

Valuation
The Company has priced securities at $1.50/share with a valuation of $8,569,995.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above Company information, potential Investors should consider whether they think profitability will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any actions deemed necessary to achieve profitability and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 20, 2023

Roxi Fantasy Gaming LLC
Balance Sheet
As of April 20, 2023
(Unaudited)

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	7,217.85
Merchant Account	2,912.34
Savings	38,281.98
Total Bank Accounts	$ 48,412.17
Accounts Receivable	
Accounts Receivable (A/R)	1,700.00
Total Accounts Receivable	$ 1,700.00
Total Current Assets	$ 50,112.17
TOTAL ASSETS	$ 50,112.17
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Pitluk Loan	25,455.74
Total Long-Term Liabilities	$ 25,455.74
Total Liabilities	$ 25,455.74
Equity	
Owner's Investment	0.00
Contributed Capital – AK	12,500.00
Contributed Capital – BB	43,750.00
Contributed Capital – DP	116,100.00
Contributed Capital – DC	12,500.00
Contributed Capital – ES	12,500.00
Contributed Capital – JH	37,500.00
Contributed Capital – JMST	6,250.00
Contributed Capital – KV	6,250.00
Contributed Capital – MC	6,250.00
Contributed Capital – MO	12,500.00
Contributed Capital – PPI	12,500.00
Contributed Capital – PPE	12,500.00
Contributed Capital – PR	25,000.00
Contributed Capital – Reg CF	27,847.87
Contributed Capital – RF	6,250.00
Contributed Capital – RP	125,000.00
Contributed Capital – RS	12,500.00
Contributed Capital – RP	25,000.00

	Contributed Capital – SM	6,250.00
	Contributed Capital – TILLC	12,500.00
	Total Owner's Investment	$ 531,447.87
	Retained Earnings	-490,018.18
	Net Income	-16,773.26
	Total Equity	$ 24,656.43
	TOTAL LIABILITIES AND EQUITY	$ 50,112.17

Statement of Cash Flows
January 1 – December 31, 2022

		Total
OPERATING ACTIVITIES		
Net Income		-157,386.22
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Accounts Receivable (A/R)		-400.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**400.00**
Net cash provided by operating activities	-$	**157,786.22**
FINANCING ACTIVITIES		
Pitluk Loan		28,070.26
Net cash provided by financing activities	$	**28,070.26**
Net cash increase for period	-$	**129,715.96**
Cash at beginning of period		170,968.04
Cash at end of period	$	**41,252.08**

Profit and Loss Comparison
January 1 – December 13, 2022/2021

		Total		
		Jan - Dec 2022		**Jan - Dec 2021 (PY)**
Income				
Sales		47,892.06		27,090.60
Total Income	$	**47,892.06**	$	**27,090.60**
Gross Profit	$	**47,892.06**	$	**27,090.60**
Expenses				
Advertising & Marketing		17,362.64		0.00
Conferences		139.26		0.00
Facebook Ads		1,659.63		0.00
Free Contests		1,260.00		1,210.00
Google Ads		3,927.84		7,637.00
Other Promotional		1,700.00		250.00
Public Relations		8,250.00		0.00
Total Advertising & Marketing	$	**34,299.37**	$	**9,097.00**
Bank Charges & Fees		3,581.27		86.00
Escrow Agent		5,000.00		0.00
Total Bank Charges & Fees	$	**8,581.27**	$	**86.00**
Charitable Contributions		1,070.50		0.00
Contractors		65,970.26		28,654.79

Dues & subscriptions		37.50		134.25
Data Subscription		13,303.17		16,160.92
Total Dues & subscriptions	$	**13,340.67**	$	**16,295.17**
Insurance		113.20		4,359.00
Disability Insurance		0.00		106.66
Workers Compensation Insurance		424.99		532.00
Total Insurance	$	**538.19**	$	**4,997.66**
Interest Paid		403.69		0.00
Legal & Professional Services		37,399.00		4,665.00
Meals & Entertainment		1,999.00		0.00
Office Supplies & Software		1,359.66		716.61
Software Subscription		603.57		0.00
Total Office Supplies & Software	$	**1,963.23**	$	**716.61**
Payroll Expenses		0.00		0.00
Payroll Service Fee		0.00		0.00
Payroll Tax Expenses		359.97		7,983.59
Payroll Wage Expenses		12,500.00		18,535.63
Total Payroll Expenses	$	**12,859.97**	$	**26,519.22**
Reimbursable Expenses		3,603.16		0.00
Shipping, Freight & Delivery		369.39		369.39
State Filing Fees		3,041.25		0.00
Taxes & Licenses		3,737.57		2,590.50
Technology Expenses		3,816.95		149.99
Amazon Web Services		4,037.33		3,544.05
CRM		0.00		298.80
Email Service		3,370.00		1,851.96
Identity Verify Services		541.94		0.00
Transfer Agent Services		550.00		0.00
Total Technology Expenses	$	**12,316.22**	$	**5,844.80**
Travel		0.00		0.00
Airline		963.20		0.00
Hotel		2,515.36		0.00
Parking & Tolls		10.00		0.00
Taxi & Limo Services		320.87		0.00
Total Travel	$	**3,809.43**	$	**0.00**
Total Expenses	$	**205,302.17**	$	**99,836.14**
Net Operating Income	-$	**157,410.11**	-$	**72,745.54**
Other Income				
Interest Earned		23.89		56.44
Total Other Income	$	**23.89**	$	**56.44**
Other Expenses				
Other Miscellaneous Expense		0.00		30.00
Total Other Expenses	$	**0.00**	$	**30.00**
Net Other Income	$	**23.89**	$	**26.44**
Net Income	-$	**157,386.22**	-$	**72,719.10**